Exhibit 99.1

SPI Energy Co., Ltd. Announces Substitution Listing Plan

Hong Kong, June 16, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced its substitution listing plan.

As previously disclosed, The Bank of New York Mellon, the depositary bank for the Company’s American depositary shares facility (the “Depositary”), announced on March 17, 2017 that it would terminate the American depositary receipts facility of the Company at 5:00 PM (Eastern Time) on June 19, 2017 (the “Termination Date”).  The Company has had discussions with The Nasdaq Stock Market (“Nasdaq”) seeking to list the ordinary shares of the Company, par value US$0.000001 each (“Ordinary Shares”), for trading on The Nasdaq Global Select Market in substitution for its American depositary shares (“ADSs”), each representing ten Ordinary Shares (the “Substitution Listing”).  The Company expects that, upon the effectiveness of the Substitution Listing, its ADSs will cease to be listed on Nasdaq while the Ordinary Shares represented by the ADSs will trade on Nasdaq under the symbol of “SPI.”  The Company has appointed Computershare as the transfer agent for its Ordinary Shares in the United States.  However, there remains uncertainty regarding whether the Company will be able to obtain clearance from Nasdaq to effectuate the Substitution Listing prior to the Termination Date.  Subsequent to the Termination Date, Nasdaq may suspend the trading of the Company’s ADSs until such time as the Substitution Listing shall have taken effect or as otherwise determined by the staff of Nasdaq.

Owners and holders of the Company’s ADSs may surrender their ADSs to the Depositary for delivery of the underlying Ordinary Shares.  To surrender the ADRs, the address of the Depositary is: The Bank of New York Mellon, 101 Barclay Street, Depositary Receipts Division — 22nd Floor, Attention: Cancellation Desk, New York, NY 10286.  Registered or overnight mail is the suggested method of delivering ADRs to the Depositary.  For further information regarding the ADRs, please contact the Depositary at 1-888-269-2377 for US callers or 1-201-680-6825 for non-US callers.  Subsequent to the Termination Date, under the terms of the deposit agreement among the Company, the Depositary and owners and holders of the American deposit receipts of the Company, the Depositary may attempt to sell the underlying shares.  If the Depositary has sold such underlying shares or received value for such shares, holders must surrender the American depositary shares to obtain payment of the sale proceeds, net of expenses and applicable tax and charges.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) is a global clean energy market place for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale, residential/commercial solar power and storage projects, and clean energy solution provider in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: www.spisolar.com, www.solarbao.com, or www.solartao.com.

For investors and media inquiries please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spisolar.com